780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s final intent with respect to the filing discussed herein.

September 12, 2011

VIA EDGAR

Mr. Dominic Minore

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

RE:

Cortina Funds, Inc.
Pre-Effective Amendment No. 1 to Form N-1A

Registration Nos.:  333-115299; 811-21580

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you on September 1, 2011, regarding Pre-Effective Amendment No. 1 to Form N-1A (the “Registration Statement”) filed by Cortina Funds, Inc. (“Cortina”), on behalf of its series, the Cortina Small Cap Growth Fund and the Cortina Small Cap Value Fund (each, a “Fund,” and collectively, the “Funds”), on July 22, 2011.

Cortina understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY & APPLETON, WI; AND WASHINGTON, DC
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Mr. Dominic Minore

September 12, 2011

Prospectus – Summary Section

1.

Staff Comment:  The operating expense limitation agreement referenced in the “Fees and Expenses” table for each Fund should be filed as an exhibit to the Registration Statement.

Response:  Cortina responds by stating that the operating expense limitation agreement will be filed as an exhibit to Cortina’s next pre-effective amendment to its Registration Statement.

2.

Staff Comment:  Reflect in a footnote to the “Fees and Expenses” table for each Fund that a $15 fee is charged to shareholders who redeem Fund shares and direct the proceeds to be transmitted by wire to their bank account.

Response:  Cortina responds by revising the “Fees and Expenses” table for each Fund to include a new footnote (1) that reads as follows:  “A $15 fee is charged to shareholders who redeem Fund shares and direct the proceeds to be transmitted by wire to their bank account.”

3.

Staff Comment:  In the “Principal Investment Strategies” subsection for the Cortina Small Cap Growth Fund, the Fund defines “small-cap company” as a company with a market capitalization less than $2 billion.  Will investments in micro-cap companies constitute a principal investment of the Fund?  If not, revise the definition of “small-cap company” to include a minimum market capitalization.

Response:  Cortina responds by noting that investments in micro-cap companies will constitute a principal investment of the Fund.  This subsection has been revised to include the following:  “The Fund may invest a significant portion of its assets in common stocks of micro-capitalization (“micro-cap”) companies with market capitalizations less than $250 million at the time of purchase.”  In addition, the risk factor disclosure relating to investments in small-cap companies has been expanded to reference investments in micro-cap companies.

4.

Staff Comment:  Include disclosure in the “Principal Investment Strategies” subsection for the Cortina Small Cap Growth Fund and the Cortina Small Cap Value Fund that provides the market capitalization for the largest company in the Russell 2000 Growth Index and the Russell 2000 Value Index, respectively, as of the date of the Prospectus.

Mr. Dominic Minore

September 12, 2011

Response:  Cortina responds by adding disclosure to state that the largest company in the Russell 2000 Growth Index has a market capitalization of approximately $3.0 billion and the largest company in the Russell 2000 Value Index has a market capitalization of approximately $2.7 billion.

5.

Staff Comment:  In the “Principal Investment Strategies” subsection for the Cortina Small Cap Growth Fund, identify what sector or sectors may comprise 15% or more of the Fund’s assets.  Add applicable risk factor disclosure regarding these sectors in the “Principal Investment Risks” subsection.

Response:  Cortina responds by revising the “Principal Investment Strategies” subsection to include disclosure indicating that such sectors may include consumer discretionary, information technology, healthcare, industrials, energy and/or financials.  In addition, risk factor disclosure relating to sector concentration has been included in the “Principal Investment Risks” and “Principal Risks of the Funds” subsections.

6.

Staff Comment:  In the “Principal Investment Strategies” subsection for the Cortina Small Cap Growth Fund, revise the first sentence of the third paragraph in Plain English and explain what is meant by the phrases “thematic approach” and “thematic tailwind.”

Response:  Cortina responds by revising the third paragraph to include more Plain English disclosure regarding the Adviser’s thematic investment approach for the Fund.

7.

Staff Comment:  In the “Principal Investment Risks” subsection for each Fund, revise the “Limited History of Operations” risk factor to reflect that there are no assurances that a Fund will be liquidated at a time beneficial to all shareholders.

Response:  Cortina responds by revising the “Limited History of Operations” risk factor to read as follows:  “There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board may determine to liquidate the Fund.”

The “Limited History of Operations” risk factor in the “Principal Investment Risks” subsection of the “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” section has also been revised to read as follows:  “There can be no assurance that the Funds will grow to or maintain an economically viable size, in which case the Board may determine to liquidate a Fund.  The timing of any liquidation may not be favorable to certain individual shareholders.”

Mr. Dominic Minore

September 12, 2011

8.

Staff Comment:  In the “Principal Investment Risks” subsection for each Fund, if a Fund’s investments in securities of companies located in emerging markets is a principal investment strategy, add a stand-alone risk factor.

Response:  Cortina responds by supplementally noting that the Funds will not invest in securities of companies located in emerging markets.  All references to investments in securities of companies located in emerging markets have been removed from the Registration Statement.

9.

Staff Comment:  In the “Principal Investment Strategies” subsection for each Fund, include the maximum percentage of a Fund’s net assets that will be invested in foreign securities as a whole, and emerging markets as a subset of foreign securities.

Response:  Cortina responds by revising the disclosure to reflect that each Fund may invest up to 25% of its assets in foreign securities.  As noted in the response to Comment No. 8, above, the Funds will not invest in securities of companies located in emerging markets.

10.

Staff Comment:  In the “Principal Investment Strategies” subsection for each Fund, if applicable, add disclosure indicating that the Cortina Small Cap Growth Fund and the Cortina Small Cap Value Fund will not exclusively invest in companies represented in the Russell 2000 Growth Index and the Russell 2000 Value Index, respectively.  Also, if applicable, disclose that such investments may constitute substantially less than 80% of the Fund’s assets.

Response:  Cortina responds by revising the subsection for each Fund to add disclosure indicating that the Cortina Small Cap Growth Fund and the Cortina Small Cap Value Fund will not exclusively invest in companies represented in the Russell 2000 Growth Index and the Russell 2000 Value Index, respectively, and that such investments may constitute substantially less than 80% of the Fund’s assets.

11.

Staff Comment:  In the “Principal Investment Strategies” subsection for each Fund, disclose for what purpose the Fund may invest in derivatives and the extent of their use.  In addition, please verify that the Funds’ risk disclosure for derivatives is appropriate for how derivatives are expected to be used.  See July 30, 2010 letter to Karrie McMillan, General Counsel of the Investment Company Institute, from Barry Miller, Assoc. Director, Division of Investment Management, Securities and Exchange Commission.

Mr. Dominic Minore

September 12, 2011

Response:  Cortina responds by supplementally noting that the Funds will not invest in derivatives.  All references to investments in derivatives have been removed from the Registration Statement.

12.

Staff Comment:  In the “Performance” subsection for each Fund, add disclosure that reflects the requirements in Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Response:  Cortina responds by revising the “Performance” section to include the following sentence:  “Once the Fund commences operations and has performance results, the Fund’s performance information will be presented and compared against a broad measure of market performance.”

13.

Staff Comment:  Revise the disclosure in the “Tax Information” subsection for each Fund so that it does not differentiate from the language in Item 7 of Form N-1A.

Response:  Cortina responds by revising the “Tax Information” section to read as follows:  “The Fund intends to make distributions that may be subject to federal income tax and may be taxed as ordinary income or capital gains, unless you are a tax exempt investor or are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case you may be subject to federal income tax upon withdrawal from such tax deferred arrangement.”

14.

Staff Comment:  In the “Principal Investment Strategies” subsection for the Cortina Small Cap Value Fund, explain why the definition of “small-cap companies” differs from the definition provided in the “Principal Investment Strategies” subsection for the Cortina Small Cap Growth Fund.

Response:  Cortina responds by supplementally noting that the definition of “small-cap companies” differs between the two Funds because the Cortina Small Cap Growth Fund may invest a significant portion of its assets in micro-cap companies and the Fund does not want to incorporate a minimum market capitalization in its definition of a small-cap company.

Prospectus – Prior Performance (Small Cap Growth Strategy Composite)

15.

Staff Comment:  Change the heading of this section from “Prior Performance (Small Cap Growth Strategy Composite)” to “Related Performance (Small Cap Growth Strategy Composite).”

Response:  Done.

Mr. Dominic Minore

September 12, 2011

16.

Staff Comment:  The second sentence of the second paragraph should be revised to state that returns are calculated after deducting all costs, fees and expenses.  If applicable, also state that returns are calculated after deducting any placement agent fees or sales loads.

Response:  Cortina responds by revising the second sentence of the second paragraph to read as follows:  “The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs, fees and expenses incurred by the accounts, and include reinvested dividends.”  In addition, Cortina responds by supplementally noting that the accounts comprising the Composite are not subject to any placement agent fees or sales loads.

17.

Staff Comment:  The third paragraph should be placed in bold font.  In addition, the word “not” should be underlined in each sentence.

Response:  Done.

18.

Staff Comment:  The heading in the table should be revised from “Total Returns for the periods ended June 30, 2011” to “Average Annual Total Returns for the periods ended June 30, 2011.”

Response:  Done.

Prospectus – Your Account

19.

Staff Comment:  In the “Sales and Networking Programs” subsection, please clarify the disclosure in the second sentence.

Response:  Cortina responds by revising the second sentence to read as follows:  “In some circumstances, the Funds may directly pay an intermediary for performing sub-transfer agency and related services provided that the aggregate fee paid to such intermediary does not exceed what a Fund would pay the Fund’s transfer agent under Cortina’s transfer agency agreement if such intermediary’s clients were direct shareholders of the Fund and received those services directly from the Fund’s transfer agent.”

20.

Staff Comment:  In the second paragraph of the “Share Price” subsection, specify who will determine when an emergency exists and ensure that the determination of an “emergency” tracks the requirements set forth in Section 22(e) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Mr. Dominic Minore

September 12, 2011

Response:  Cortina responds by revising the last sentence of the second paragraph to read as follows:  “If the NYSE closes early, the Funds will calculate the NAV on that day.  If an emergency exists as permitted by the SEC, NAV may be calculated by the Funds at a different time.”

21.

Staff Comment:  In the sixth bullet point under the “General Transaction Policies” subsection, add disclosure clarifying under what circumstances the Funds may delay paying redemption proceeds and specify the maximum time period that such redemption proceeds may be delayed.

Response:  Cortina responds by revising the sixth bullet point as follows:  “Under reasonable circumstances (for example, in the event of a large redemption), delay paying redemption proceeds for up to seven days after receiving a request.”

22.

Staff Comment:  In the eighth bullet point under the “General Transaction Policies” subsection, add disclosure indicating that an investor who receives securities “in kind” will bear market risks until such investor converts those securities to cash.

Response:  Cortina responds by revising the second sentence in the eighth bullet point to read as follows:  “In such cases, you will bear market risks until you convert these securities to cash and you may incur brokerage costs in converting these securities to cash.”

23.

Staff Comment:  In the ninth bullet point under the “General Transaction Policies” subsection, define the term “required documentation.”

Response:  Cortina responds by revising the ninth bullet point to read as follows:  “Reject any purchase or redemption request that is not made in good order.”  In addition, the definition of “good order” for purposes of making a redemption request has been added to the disclosure in the “Selling Shares” section.

24.

Staff Comment:  In the “Selling Shares” section, define “good order” for purposes of making a redemption request.

Response:  Cortina responds by adding the following disclosure to the “Selling Shares” section:

“When making a redemption request, make sure your request is in good order.  ‘Good order’ means your letter of instruction includes:

•

The name of the Fund;

•

The number of shares or the dollar amount of shares to be redeemed;

Mr. Dominic Minore

September 12, 2011

•

Signatures of all registered shareholders exactly as the shares are registered and, if necessary, with a signature guarantee; and

•

The account number.”

Prospectus – Distributions and Taxes

25.

Staff Comment:  In the second paragraph of the “Distributions” subsection, add disclosure providing that reinvested distributions will be subject to tax and investors will not receive any cash to pay taxes relating to such distributions.

Response:  Cortina responds by adding the following sentence to the second paragraph:  “Reinvested distributions will be taxable to Fund shareholders and you will not receive any cash to pay taxes relating to such reinvested distributions.”

Statement of Additional Information – Fund Investment Strategies and Risks

26.

Staff Comment:  Revise the last sentence in the first paragraph to change the phrase “less subject to risk” to “potentially less subject to risk.”

Response:  Done.

27.

Staff Comment:  In the “Equity Securities” subsection, revise the disclosure relating to “Real Estate Investment and Royalty Trusts” to reflect that the fees and expenses described in the second paragraph are not reflected in the “Fees and Expenses” table for each Fund as set forth in the Prospectus.

Response:  Cortina responds by adding the following sentence to the second paragraph:  “These indirect expenses are not reflected in the ‘Fees and Expenses’ tables set forth in the Prospectus.”

28.

Staff Comment:  In the “Leverage Transactions” subsection, revise the disclosure relating to “Securities Lending and Repurchase Agreements” to reflect that the fees a Fund may pay to arrange for securities loans described in the first paragraph are not reflected in the “Fees and Expenses” table for each Fund as set forth in the Prospectus.

Response:  Cortina responds by adding the following sentence to the first paragraph:  “These fees are not reflected in the ‘Fees and Expenses’ tables set forth in the Prospectus.”

Mr. Dominic Minore

September 12, 2011

29.

Staff Comment:  In the “Leverage Transactions” subsection, disclose whether leveraged transactions will constitute a principal investment strategy of the Funds.  Unless the Funds have adopted an anti-leverage policy, include risk factor disclosure regarding the Funds’ use of leverage in the Prospectus.

Response:  Cortina responds by revising the first paragraph to reflect that the Funds may use leverage only as a non-principal investment strategy and to incorporate an anti-leverage policy that indicates a Fund may not purchase portfolio securities while outstanding borrowings exceed 5% of its assets.

30.

Staff Comment:  In the “Leverage Transactions” subsection, the second sentence of the disclosure relating to “Borrowing Agreements” should be revised to expand the phrase “pledging securities” to “mortgaging, pledging or hypothecating securities.”

Response:  Done.

31.

Staff Comment:  In the “Leverage Transactions” subsection, revise the disclosure relating to “Reverse Repurchase Agreements” to state the maximum percentage of a Fund’s net assets that will be invested in reverse repurchase agreements and also explicitly state that reverse repurchase agreements constitute a borrowing.

Response:  Cortina responds by revising the disclosure to reflect that each Fund may invest in reverse repurchase agreements up to 5% of its net assets.  The disclosure has also be revised to reflect that reverse repurchase agreements constitute a borrowing.

32.

Staff Comment:  In the “Leverage Transactions” subsection, revise the disclosure relating to “Senior Securities” to remove the reference to “Saturdays” in the parenthetical to correspond with the requirements of Section 18(f)(1) in the 1940 Act.

Response:  Done.

33.

Staff Comment:  In the “Leverage Transactions” subjection, revise the disclosure relating to “Short Sales” to state whether or not the Funds will only engage in shorts sales “against the box” and if the Funds short sale activities are not so limited, state that a Fund may potentially incur unlimited losses in connection with its short sale investments.  In addition, if a Fund expects to engage in short selling such that it will incur dividend and interest expenses relating to short sales totaling 0.05% or more of its net assets, reflect such expense as a separate line item in the “Fees and Expenses” table for the Fund in the Prospectus.

Mr. Dominic Minore

September 12, 2011

Response:  Cortina responds by adding the following sentence to the “Short Sales” disclosure:  “The Funds’ losses are potentially unlimited in a short sale transaction.”  Cortina also responds by supplementally noting that it does not anticipate that either Fund will incur dividend and interest expenses relating to short sales totaling 0.05% or more of its net assets and therefore no separate line item has been included in the “Fees and Expenses” tables for the Funds in the Prospectus.

34.

Staff Comment:  In the “Leverage Transactions” subjection, revise the fourth sentence of the first paragraph in the disclosure relating to “Securities Lending and Repurchase Agreements” to change the phrase “The terms of a Fund’s loans may permit…” to “The terms of a Fund’s loans will permit….”  In addition, revise this disclosure to state that a Fund bears the risk of loss on reinvested collateral and that the collateral reinvesting agent bears no risk of loss with respect to reinvested collateral.

Response:  Cortina responds by revising the fourth sentence of the first paragraph as requested.  In addition, the following disclosure has been added to the first paragraph:  “During the time securities are on loan, a Fund may invest the cash collateral received from the borrower and earn income or receive an agreed-upon fee from a collateral reinvesting agent.  A Fund will be responsible for the risks associated with the investment of the cash collateral, including the risk that the Fund may lose money on the investment or may fail to earn sufficient income to meet its obligation to the borrower.  The collateral reinvestment agent bears no risk of loss.”

35.

Staff Comment:  In the “Leverage Transactions” subjection, revise the second paragraph in the disclosure relating to “Securities Lending and Repurchase Agreements” to state that repurchase agreements are a loan and state the maximum percentage of a Fund’s net assets that can be invested in repurchase agreements.

Response:  Cortina responds by revising the first sentence of the second paragraph to read as follows:  “As a non-principal investment strategy, a Fund may enter into repurchase agreements up to 5% of its net assets.”  In addition, the following sentence has also been added to the second paragraph:  “For purposes of the 1940 Act, a repurchase agreement is deemed to be a loan from a Fund to the seller.”

Statement of Additional Information – Financial Statements

36.

Staff Comment:  Ensure that audited financial statements are included in Cortina’s next pre-effective amendment to its Registration Statement.

Mr. Dominic Minore

September 12, 2011

Response:  Cortina responds by noting that audited financial statements will be included in Cortina’s next pre-effective amendment to its Registration Statement.

Part C – Signature Page

37.

Staff Comment:  Ensure that Cortina’s next pre-effective amendment to its Registration Statement is signed by its principal accounting officer in accordance with Section 6(a) of the Securities Act of 1933, as amended.

Response:  Cortina responds by noting that Thomas J. Eck has been appointed as Cortina’s principal financial officer and principal accounting officer.  The signature page of Cortina’s next pre-effective amendment to its Registration Statement will reflect the dual capacities in which Mr. Eck is acting.

General

38.

Staff Comment:  We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

Response:  Cortina acknowledges that the Staff may have additional comments.

*   *   *   *   *   *

Please call me at (414) 287-9338 if you have any additional questions or require further information.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer

cc:

Lori K. Hoch
            Carol A. Gehl